UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Atlas Mining Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

049375108

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

13D/A	Page 2 of 10

CUSIP No. 049375108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 8,670,398
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 8,670,398
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,670,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D/A	Page 3 of 10

CUSIP No. 049375108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 3,226,742
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 3,226,742
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D/A	Page 4 of 10

CUSIP No. 049375108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 13,972,415
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 13,972,415
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,972,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 049375108	13D/A	Page 5 of 10

This Amendment No. 8 to Schedule 13D (“Schedule 13D/A” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Atlas Mining Company filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), a British Virgin Islands international business company (“Opportunity Fund”). On September 28, 2007, IBS Capital LLC (“IBS”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund (IBS, the QP Turnaround Fund, and the LP Turnaround Fund shall be collectively referred to herein as the “Filers,” each a “Filer”).

Item 1.	Security and Issuer.

This Schedule 13D/A is filed jointly by the QP Turnaround Fund, the LP Turnaround Fund, and IBS. IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund.

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, no par value (“Common Stock” or “Shares”) of Atlas Mining Company, an Idaho corporation (“Company”). The address of the Company’s principal executive offices is 630 East Mullan Avenue, Osburn, Idaho 83849.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP NO. 049375108	13D/A	Page 6 of 10

jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David A. Taft is the president of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 23, 2008, IBS became the beneficial owner of 1,700,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,019,265 Shares at a price of $0.50 per Share. The LP Turnaround Fund purchased 680,735 Shares at a price of $ 0.50 per Share. After completion of the transaction, (i) the QP Turnaround Fund held 9,235,203 Shares, (ii) the LP Turnaround Fund held 3,436,937 Shares, and (iii) the Opportunity Fund held 1,300,275 Shares. The source of funds was the working capital of the purchasers.

On September 24, 2008, (i) the QP Turnaround Fund sold 564,805 Shares to the Opportunity Fund at a price of $0.50 per Share and (ii) the LP Turnaround Fund sold 210,195 Shares to the Opportunity Fund at a price of $0.50 per Share. After completion of the transactions, (i) the QP Turnaround Fund held 8,670,398 Shares, (ii) the LP Turnaround Fund held 3,226,742 Shares, and (iii) the Opportunity Fund held 2,075,275 Shares. The source of funds was the working capital of the Opportunity Fund.

Item 4.	Purpose of Transaction.

On December 12, 2007, IBS submitted a letter to the Company in which it expressed its concerns regarding recent developments at the Company as well as the Company’s declining stock price and overall performance. IBS further expressed its view that certain governance changes needed to be made at the Company. Specifically, IBS called for the current three-member board of directors to be expanded to five directors, and for two independent directors to be added to the board who were not affiliated with the management of the Company or IBS. The

CUSIP NO. 049375108	13D/A	Page 7 of 10

letter also stated that IBS was prepared to offer the names of two individuals who were not affiliated with IBS and who would act in the best interests of all shareholders. Finally, IBS recommended that the newly constituted board then form a special committee comprised of the independent directors to investigate the conduct of the Company’s former management. IBS urged the company to take all of the foregoing steps immediately.

Subsequent to sending the letter, the Company announced that it had increased the number of members of its board of directors from three directors to five directors and had elected two independent directors, whose names were offered by IBS. The Company also announced that its board of directors formed a special committee to, among other things, investigate the conduct of the Company’s former management. As reported in the Company’s Current Report on Form 8-K, as filed with the Commission on August 27, 2008, the special committee reported to the Company’s board of directors that as a result of its investigation, it found, among other things, that certain securities of the Company had been issued in violation of certain securities laws, that certain financial statements of the Company had been prepared in violation of certain accounting rules, and that the board of directors of the Company had since implemented certain corrective measures; the special committee also made certain recommendations to the Company’s board of directors with respect to such matters. IBS continues to have periodic conversations with the Company and its board of directors on various issues.

The Filers intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the Company’s response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock on the open market, in private transactions or otherwise, communicating with the Company or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Company. Except as set forth herein or as would occur in connection with any of IBS’s recommendations described above, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of September 24, 2008, the QP Turnaround Fund holds, in the aggregate, 8,670,398 Shares, which represents 16.0% of the Company’s Common Stock. The LP Turnaround Fund holds, in the aggregate, 3,226,742 Shares, which represents 6.0% of the Company’s Common Stock. IBS beneficially owns, in the aggregate, 13,972,415 Shares, which represents 25.8% of the Company’s Common Stock. The Shares beneficially owned by IBS are owned directly by the QP Turnaround Fund (8,670,398 Shares); the LP Turnaround Fund (3,226,742 Shares); and the Opportunity Fund (2,075,275 Shares). The percentages used in this Statement are calculated on the basis of 54,173,594 outstanding Shares, as reported in the Company’s Form 10-QSB, as filed with the Commission on August 14, 2007.

CUSIP NO. 049375108	13D/A	Page 8 of 10

(b) The information contained in table form in Rows 7 though 11 on each of pages 2, 3, and 4 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. The Opportunity Fund has the sole power to vote and dispose of the 2,075,275 Shares held by it.

(c) On September 23, 2008, IBS became the beneficial owner of 1,700,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,019,265 Shares at a price of $0.50 per Share. The LP Turnaround Fund purchased 680,735 Shares at a price of $ 0.50 per Share. After completion of the transaction, (i) the QP Turnaround Fund held 9,235,203 Shares, (ii) the LP Turnaround Fund held 3,436,937 Shares, and (iii) the Opportunity Fund held 1,300,275 Shares. The source of funds was the working capital of the purchasers.

On September 24, 2008, (i) the QP Turnaround Fund sold 564,805 Shares to the Opportunity Fund at a price of $0.50 per Share and (ii) the LP Turnaround Fund sold 210,195 Shares to the Opportunity Fund at a price of $0.50 per Share. After completion of the transactions, (i) the QP Turnaround Fund held 8,670,398 Shares, (ii) the LP Turnaround Fund held 3,226,742 Shares, and (iii) the Opportunity Fund held 2,075,275 Shares. The source of funds was the working capital of the Opportunity Fund.

(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1) Joint Filing Agreement, dated as of October 7, 2008, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), and IBS Capital LLC.

CUSIP NO. 049375108	13D/A	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 7, 2008	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

		By:	/s/ David A. Taft
David A. Taft, President

CUSIP NO. 049375108	13D/A	Page 10 of 10

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 7th day of October, 2008.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President